Mail Stop 4561

August 7, 2006

Mr. Lawrence E. Kreider
Chief Financial Officer
Affordable Residential Communities, Inc.
7887 East Belleview Avenue
Suite 200
Englewood, CO 80111

Re: **Affordable Residential Communities, Inc.**
        Form 10-K for the Year Ended December 31, 2005
        Filed March 22, 2006
        File No. 001-31987

Dear Mr. Kreider:

        We have completed our review of the forms listed above and related filings and have no further comments at this time.

                                        Sincerely,

                                        Steven Jacobs
                                        Accounting Branch Chief